March 26, 2004


Ms. Kristen Driscoll
Citibank, N.A.
111 Wall Street, 14th Floor
New York, NY 10043


Re:	Officer's Certificate - Statement as to Compliance
	Citigroup Mortgage Loan Trust, Series 2003-UST1 & UST Mortgage Company


Dear Ms. Driscoll:

The undersigned officer certifies the following for UST Mortgage Company for the 2003 calendar year. To the best of our knowledge:

(i)	A review of the activities of the Master Servicer during the preceding year & the performance under the Pooling & Servicing Agreement dated November 1, 2003 has been made under such officer's supervision.
(ii)	To the best of such officer's knowledge, based on such review, the
Master Servicer has fulfilled all of its obligations under the Pooling & Servicing Agreement dated November 1, 2003 throughout such year.


Certified By:


/s/ Stanley Matuszewski
______________________________________
Officer: Stanley Matuszewski
Senior Vice President, UST Mortgage Company